[redacted]

SEC 09055038 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49589

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-08 (MM/DD/YY) AND ENDING 12-31-08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Timothy Partners, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1055 Maitland Center Commons
(No. and Street)

Maitland	FL	32751
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur D. Ally 407-644-1986
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kane & Associates
(Name – *if individual, state last, first, middle name*)

670 W. Fairbanks Ave,	Winter Park	FL	32789
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 19 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 03 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arthur Ally, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Timothy Partners, Ltd., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President of Timothy Partners, Ltd.
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TIMOTHY PARTNERS, LTD.

FINANCIAL STATEMENTS

Years Ended December 31, 2008 and 2007

TIMOTHY PARTNERS, LTD.

TABLE OF CONTENTS

KANE & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Partners
Timothy Partners, Ltd.

We have audited the accompanying statements of financial condition of Timothy Partners, Ltd. (a limited partnership) as of December 31, 2008 and 2007, and the related statements of income, changes in partners' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Timothy Partners, Ltd. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kane & Associates

Winter Park, Florida
January 15, 2009

MEMBER AMERICAN INSTITUTE OF CERTIFIED ACCOUNTANTS · FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
670 WEST FAIRBANKS AVENUE · WINTER PARK, FLORIDA 32789 · (407) 644-6066 · FAX (407) 629-0025

TIMOTHY PARTNERS, LTD.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

	2008	2007
ASSETS		
Cash	$ 356,845	$ 493,982
Marketable securities	50,626	-
Commissions and fees receivable	357,017	556,119
Loan receivable due from president	150,000	150,000
Other receivables	260,016	163,967
Inventory	25,558	-
Prepaid expenses	45,778	73,502
Prepaid fee for Noah Fund purchase	-	15,588
Property and equipment, net of accumulated depreciation	729,659	507,060
Deposits	2,200	2,200
Intangible assets, net of accumulated amortization	159,891	172,845
TOTAL ASSETS	$ 2,137,590	$ 2,135,263
LIABILITIES AND PARTNERS' EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$ 573,018	$ 606,202
Distributions payable	10,000	10,000
Total Liabilities	583,018	616,202
PARTNERS' EQUITY		
Partners' equity	1,554,346	1,519,061
Unrealized holding gain on marketable securities	226	-
	1,554,572	1,519,061
TOTAL LIABILITIES AND PARTNERS' EQUITY	$ 2,137,590	$ 2,135,263

The accompanying notes are an integral part of these financial statements.

TIMOTHY PARTNERS, LTD.
STATEMENTS OF INCOME
For the Years Ended December 31, 2008 and 2007

	2008	2007
REVENUES		
Advisor fees	$ 3,192,965	$ 3,298,286
Commissions	563,308	534,474
Service and sponsor fees	119,862	143,795
Other	17,375	249
Interest and dividends	11,127	11,362
Administration fees	8,303	120,275
TOTAL REVENUES	3,912,940	4,108,441
EXPENSES		
Sub advisor fees	1,178,912	1,143,592
Salaries and benefits	1,075,213	968,239
Marketing costs	303,317	262,367
Occupancy	159,198	165,571
Other expense	125,280	129,738
Office expense	89,417	62,220
Printing and postage	82,055	104,825
Registration and filing fees	44,862	45,896
Depreciation and amortization	50,669	36,155
Professional fees	28,941	101,157
Fee expense for Noah Fund purchase	7,143	31,177
TOTAL EXPENSES	3,145,007	3,050,937
NET INCOME	$ 767,933	$ 1,057,504

The accompanying notes are an integral part of these financial statements.

TIMOTHY PARTNERS, LTD.
STATEMENTS OF CHANGES IN PARTNERS' EQUITY
For the Years Ended December 31, 2008 and 2007

	2008	2007
Partners' Equity, beginning of year	$ 1,519,061	$ 1,136,616
Net income	767,933	1,057,504
Issuance of additional partnership units	-	-
Decrease of partnership units	(8,445)	-
Distributions/return of partnership capital	(724,203)	(675,059)
Partners' Equity, end of year	$ 1,554,346	$ 1,519,061

The accompanying notes are an integral part of these financial statements.

TIMOTHY PARTNERS, LTD.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net income	$ 767,933	$ 1,057,504
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	50,669	36,155
Prepaid fee for Noah Fund expensed	7,143	31,177
(Increase) decrease in operating assets		
Commissions and fees receivable	199,102	(69,633)
Other receivables	(96,049)	(33,728)
Inventory	(25,558)	6,169
Prepaid expenses	27,724	(15,931)
Increase (decrease) in operating liabilities		
Accounts payable and accrued expenses	(33,184)	86,806
Net cash provided by operating activities	897,780	1,098,519
Cash flows from investing activities:		
Purchase of property and equipment	(260,314)	(276,549)
Purchase of marketable securities	(50,000)	-
Reinvested securities	(400)	-
Net cash used by investing activities	(310,714)	(276,549)
Cash flows from financing activities:		
Distributions/return of capital to partners	(724,203)	(675,059)
Net cash used by financing activities	(724,203)	(675,059)
Net increase (decrease) in cash	(137,137)	146,911
Cash at beginning of year	493,982	347,071
Cash at end of year	$ 356,845	$ 493,982
Supplemental disclusures of cash flow information:		
(1) Cash paid during the year for :		
Interest	$ -	$ -
Income taxes	$ -	$ -
(2) Non-cash investing and financing activities:		
Distributions to partner accrued, but not paid	$ 10,000	$ 10,000
Decrease of partnership units/prepaid Noah Fund fee	$ 8,445	$ -

The accompanying notes are an integral part of these financial statements.

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Timothy Partners, Ltd. (the Partnership) is a Florida based limited partnership. It is a registered investment advisor and broker/dealer licensed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers. In its capacity as a broker/dealer, the Partnership's activities are limited to providing fund underwriting services, non-retail distribution of fund shares, registration and supervision of fund representatives, approval of correspondence, advertising and sales literature, and other miscellaneous related broker/underwriter duties.

The Partnership was formed to establish the Timothy Plan, a mutual fund as described under the Investment Company Act of 1940. It serves as advisor and manager of the Timothy Family of Funds (the Funds). The Funds restrict their investment portfolios and actively avoid investing in companies involved in the areas of alcohol, tobacco, casino gambling, abortion, pornography, anti-family entertainment, or that actively promote non-traditional married lifestyles. The Partnership relies heavily upon increasing the market value of the Funds through new sales and performance. Revenue is generated primarily from fees and commissions derived from the value of the assets and new sales of the Funds. The Partnership's headquarters are located in Maitland, Florida.

Cash Equivalents

For purposes of the statement of cash flows, the Partnership considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Partnership has no cash equivalents at December 31, 2008 and 2007.

Marketable Securities

Available-for-sale securities are carried in the financial statements at fair value. The net unrealized holding gain on marketable securities is $226 as of December 31, 2008.

Receivables and Allowance for Doubtful Accounts

Commissions and fees receivable are recorded on a trade-date basis as securities transactions occur. Receivables are stated at the amount management expects to collect from outstanding balances. The Partnership accounts for potential losses in receivables utilizing the allowance method. In reviewing aged receivables, the Partnership considers its knowledge of customers, historical activity and current economic conditions in establishing an allowance for doubtful accounts. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management believes that all receivables are fully collectible. Accordingly, no allowance for doubtful accounts is required.

NOTE A – NATURE OR OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Inventory

Inventory, which consists of books, is valued at the lower of cost or market. Cost is determined on the first-in, first-out (FIFO) basis.

Property and Equipment

Property and equipment are stated at cost and are depreciated over their estimated useful lives of from three to ten years using the straight-line method. Leasehold improvements are amortized over their estimated useful lives of from fifteen to forty years using the straight-line method. The Partnership accounts for planned major maintenance activities with the direct expensing method.

Intangibles

Intangible assets are stated at cost and amortized over their estimated useful lives of from three to twenty-five years using the straight-line method.

Reserve requirement under rule 15c3-3

The Partnership does not clear transactions or carry customer accounts and, therefore, is exempt under paragraph (k) (2) (ii) of SEC Rule 15c3-3 from the customer reserve requirements as prescribed in the said rule. Thus, the Partnership is not required to establish a segregated cash account for the exclusive benefit of customers.

Concentration of Credit Risk

The Partnership maintains its cash balances at a bank and at a mutual fund services company. Accounts at the bank are insured by the Federal Deposit Insurance Corporation up to $250,000 as of December 31, 2008 and $100,000 as of December 31, 2007. At December 31, 2008 and 2007, the Company's uninsured cash balances total $149,895 and $407,152, respectively.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A – NATURE OR OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Income Taxes

Income or loss from the Partnership is allocated among the partners pursuant to the partnership agreement. No income tax provision is included in the financial statements since the income or loss is reported by the partners on their respective income tax returns.

NOTE B – OTHER RECEIVABLES

Other receivables at December 31, 2008 and 2007, consist of the following:

	2008	2007
Underwriting fees receivable	$ 36,573	$ 58,301
Employee advances	78,728	186
Due from related parties (See Note F)	36,623	62,802
Other receivables	108,092	42,678
	$ 260,016	$ 163,967

NOTE C – PREPAID FEE FOR NOAH FUND PURCHASE

On June 10, 2005 the Partnership paid a fee of $93,530 for purchase of the Noah Fund. The fee is being expensed over a three year period. In 2008, the fee was decreased by $8,445 (see note G). The unexpensed balance at December 31, 2008 and 2007 is $-0- and $15,588, respectively.

NOTE D – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2008 and 2007 consist of the following:

	2008	2007
Computer equipment	$ 91,791	$ 85,474
Office equipment	67,173	62,979
Software	25,217	24,549
Furniture and fixtures	166,279	98,450
Leasehold improvements	530,207	158,103
Construction in progress-leasehold improvements	-	190,798
	880,667	620,353
Less accumulated depreciation	(151,008)	(113,293)
	$ 729,659	$ 507,060

NOTE D – PROPERTY AND EQUIPMENT, CONTINUED

In 2007 the Partnership began renovating a part of the building it was renting. These leasehold improvements were considered to be construction in progress and totaled $190,798 as of December 31, 2007. The renovations were completed and the costs reclassified to leasehold improvements in 2008.

Depreciation expense for the years ended December 31, 2008 and 2007 is $37,715 and $25,356, respectively.

NOTE E – INTANGIBLE ASSETS

Intangible assets at December 31, 2008 and 2007 consist of the following:

	2008	2007
Issue cost of additional classes	$ 107,171	$ 107,171
Fund and partnership set-up cost	93,637	93,637
Merrill Lynch set-up fee	50,000	50,000
Custom programming-fund service company	8,166	8,166
Trademark and logo costs	4,400	4,400
	263,374	263,374
Less accumulated amortization	(103,483)	(90,529)
	$ 159,891	$ 172,845

Amortization expense for the years ended December 31, 2008 and 2007 is $12,954 and $10,799, respectively.

NOTE F – RELATED PARTY TRANSACTIONS

Effective February 1, 2006 the Partnership began renting suites in a new building. The lessor is related to the Partnership through common ownership. Lease payments for 4 suites are $7,098 per month through January 31, 2007, increasing to $7,498 effective February 1, 2007. An additional suite was rented from April through June 2007 at $2,800 per month, decreasing to $1,400 effective July 2007. The lease agreements are for a period of one year and are renewable annually. Total lease payments for the years ended December 31, 2008 and 2007 are $106,776 and $106,376, respectively.

On January 13, 2006 the Partnership made a loan of $150,000 to the president of the Partnership. The president pays interest quarterly at a rate of 6% and the loan is payable in full on January 13, 2011. Total interest income received on the loan is $9,000 for each of the years ended December 31, 2008 and 2007.

NOTE F – RELATED PARTY TRANSACTIONS, CONTINUED

The Partnership has receivables due from companies, which are related through common ownership, of $36,623 and $62,802 as of December 31, 2008 and 2007, respectively (See Note B). The receivables are non-interest bearing and have no maturity dates.

In February 1999 Timothy Partners, L.C. was formed. This limited liability company was formed to invest in Timothy Partners, Ltd. Through an exempt private placement offering, 200 subscriptions were offered at $5,000 each. The net proceeds of the private placement were used to purchase an 11.49% interest in Timothy Partners, Ltd. During 1999, 100 of the available subscriptions were sold. The balance of the subscriptions was sold in 2000.

NOTE G – ACQUISITION OF THE NOAH FUND

On June 10, 2005 the Noah Fund Equity Portfolio (the Noah Fund), a separate series of the Noah Investment Group, Inc., was reorganized. In the reorganization, the assets and certain liabilities of the Noah Fund were transferred to the Timothy Plan Large/Mid-Cap Growth Fund (the Timothy Fund), an existing series of the Timothy Plan Trust (the Timothy Plan). The reorganization consisted of:

1. the acquisition by Timothy Plan on behalf of the Timothy Fund of substantially all of the property, assets and goodwill of the Noah Fund in exchange solely for full and fractional shares of beneficial interest, $0.001 par value, of Class A shares of the Timothy Fund;
2. the assumption by Timothy Plan on behalf of the Timothy Fund of all of the normal and recognized liabilities of the Noah Fund;
3. the distribution of Timothy Fund shares to the shareholders of the Noah Fund, without the imposition of any sales charges or commissions, according to their respective interests in complete liquidation of the Noah Fund; and
4. the dissolution of the Noah Fund.

Polestar Management Company, Inc. (Polestar) served as investment advisor to the Noah Fund. In consideration for the transfer of the assets, Timothy Partners, Ltd. conveyed to Polestar a non-dilutable partnership interest in Timothy Partners, Ltd. in the amount of $93,530. At the end of three years, if former Noah Fund shareholders redeem more than 30% of their assets, Polestar's partnership interest will be decreased accordingly. The $93,530 partnership interest is considered to represent a prepaid fee to purchase the Noah Fund. The fee is being expensed over a three year period.

In 2008 it was determined that former Noah Fund shareholders had redeemed more than 30% of their assets. Accordingly Polestar's partnership interest and the prepaid Noah Fund fee were each decreased by $8,445 (See Note C).

NOTE H - NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Partnership had net capital of $103,974, which was $65,106 in excess of the required net capital of $38,868. The Partnership's ratio of aggregate indebtedness to net capital was 5.61 to 1 at December 31, 2008. At December 31, 2007, the Partnership had net capital of $344,842, which was $303,762 in excess of the required net capital of $41,080. The Partnership's ratio of aggregate indebtedness to net capital was 1.79 to 1 at December 31, 2007.

SUPPLEMENTARY INFORMATION

TIMOTHY PARTNERS, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2008 and 2007

	2008	2007
Total partners' equity	$ 1,554,572	$ 1,519,061
Deductions and/or charges:		
Nonallowable assets:		
Receivables due from broker/dealers	66,904	86,505
Receivables from noncustomers	410,016	313,967
Inventory	25,558	-
Prepaid expenses	45,778	73,502
Prepaid fee for Noah Fund purchase	-	15,588
Property and equipment, net	729,659	507,060
Deposits	2,200	2,200
Intangible assets, net	159,891	172,845
	1,440,006	1,171,667
Net capital before haircuts on securities positions	114,566	347,394
Haircuts on securities	(10,592)	(2,552)
Net capital	$ 103,974	$ 344,842
Aggregate indebtedness:		
Payable to broker/dealers	$ 416,404	$ 450,205
Distributions payable	10,000	10,000
Other accounts payable and accrued costs	156,614	155,997
Total aggregate indebtedness	$ 583,018	$ 616,202
Minimum net capital required	$ 38,868	$ 41,080
Excess net capital	$ 65,106	$ 303,762
Excess net capital at 1,000 percent	$ 45,672	$ 283,222
Ratio: Aggregate indebtedness to net capital	5.61 to 1	1.79 to 1
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2008 and 2007)		
Net capital, as reported in company's Part II (unaudited) FOCUS report	$ 103,974	$ 344,848
Rounding difference	-	(6)
Net capital per above	$ 103,974	$ 344,842

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Partners
Timothy Partners, Ltd.

In planning and performing our audit of the financial statements and supplemental schedule of Timothy Partners, Ltd. (the Company) for the year ended December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Timothy Partners, Ltd. for the year ended December 31, 2008, and this report does not affect our report thereon dated January 15, 2009. The current organizational structure is limited in size and does not provide sufficient personnel for segregation of duties as required for effective internal control. The Company uses an outside mutual fund servicing organization, thereby providing significant controls over securities and revenue related transactions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Partners, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Winter Park, Florida
January 15, 2009

END